EXHIBIT T3E(3)
                                                                  --------------

                                     NIBCO

                                      2000



                               [Graphic Omitted]















                                 Annual Report
             e NIBCO


It's a         And NIBCO  plans on  leading  the way in this
new century    century,  just as we did in the last. Leading
               requires even more today. It means continuing to innovate new manufacturing processes. It means focusing even harder on the customer.
               It means finding ways to improve existing products, creating new ones, reaching new markets, and responding more intelligently to customers' needs. In the world of e-business, it means pioneering entirely new ways of doing business, always with an eye on the ultimate goal of keeping our customers more competitive. It means eNIBCO.

The spirit eNIBCO is an entire suite of e-business that drives initiatives that is changing the way we
everything     interact with our customers:
we do
             o NIBCO.com  delivers  interactive  product and
               technical information at the click of a mouse.

             o NIBCOpartner.com(sm) electronically processes
               customer orders quickly and accurately, any time of the day or night, to deliver real-time order fulfillment information wherever and whenever it's needed. Order status, inventory availability, current
               prices,   invoice  reports-it's  all  at  our
               customers'           fingertips          with
               NIBCOpartner.com(sm).

             o EDI (Electronic  Data  Interchange),  a world
               where documents are traded at the speed of light, allows our customer orders to be electronically processed quickly and accurately.

             o VMI  (Vendor  Managed  Ivnentory),  the  most
               sophisticated automated inventory management service, creates an ongoing, interactive partnership that reduces our customers' overhead by transferring inventory management and order entry to NIBCO.

The first      This is just the  beginning  for eNIBCO.  The
step           velocity   with  which   e-business   evolves
               demands that new products and services be continuously developed and introduced to keep our customers at the center of our business efforts-and keep them and our company ahead of the flow.

               We've always taken pride in providing things other companies can't. Recognizing opportunities before others did. After nearly a century of pioneering, we're still doing just that.

                     [Graphic Omitted]



                           NIBCO









                                      VISION

                                         Worldwide Choice in Flow Control


                                      VALUES

                                         Safety
                                         Integrity
                                         Teamwork
                                         Continuous Improvement


                                      MISSION

                                        To  be  the  dominant,   customer-driven
                                        provider of flow-control solutions to the global construction market while providing superior, long-term prosperity for our stakeholders.

[Short Historical Facts Printed in Margins Omitted]


To Our Shareholders:

The year 2000 was a challenging year for NIBCO. In a difficult economic environment, sales rose 5% to $440 million, while net income declined 38% to $14 million. Earnings per Class B common share of $15.82 represented a decrease from 1999's earnings per share.

In 2000, we were able to capitalize on our electronic commerce initiatives, many of which are highlighted on our inside front cover. These initiatives enabled NIBCO's customers to do business with us more quickly, efficiently and economically than in the past. NIBCO is the flow control industry's leader in electronic commerce.

Sales for 2000 increased due to our electronic commerce initiatives and our total sales force automation. In 2000, NIBCO's entire sales force became equipped with lap-top computers which enabled our sales team to give NIBCO customers up-to-the minute product availability anywhere, anytime.

Skyrocketing energy costs were largely responsible for the net income decline in 2000. Increased oil prices drove up the cost of a major raw material--plastic resin--which is used for the manufacture of our plastic fittings and valves. Higher fuel costs also raised the costs of powering our manufacturing plants as well as increased our transportation costs. Clearly, energy costs affect every aspect of our production process and therefore, our bottom line, very significantly.

The second most important reason for the net income reduction is the redemption transaction of NIBCO Class A shares in late 1999. Cash, investments and bank borrowings were needed to purchase all of the outstanding NIBCO Class A shares other than my shares. The corresponding decrease in investment income and increase in interest expense this year negatively affected NIBCO's pre-tax income by $3.5 million as compared to 1999. It is important to note that the negative effects of increased expenses related to the redemption are short term, while the redemption transaction itself was a good long-term investment for the company's future.

During the year, we continued to invest in our state-of-the art manufacturing processes to maintain our competitive superiority. In Stuarts Draft, Virginia, we added 56,000 square feet of capacity and new technology for the manufacture of copper fittings.

In Nacogdoches, Texas where NIBCO's bronze gate and ball valves are manufactured, we introduced cellular manufacturing which has dramatically reduced NIBCO's turnaround time from weeks to hours. This response time is an important advantage over our competitors.

Due to our powerful SAP software capabilities, NIBCO reduced inventories from $56 million at 1999 year end, to $50 million at year-end 2000. Importantly, inventories were successfully managed while customer service was improved. "The Perfect Order", NIBCO's measurement of total customer satisfaction, improved to an 82.6% average for the entire year. This is a large improvement over 1999's year long average.

In 2000, NIBCO added Alice A. Martin and Howard L. Clark to the Board of Directors. Each of them brings a wealth of experience and knowledge. I look forward to their contributions. With this annual meeting, NIBCO says good-bye to Peter Stalker. Peter has served NIBCO well for the past 28 years as a board member and before that, as legal counsel. I thank Peter for his long, loyal service.

Also during the year, Robert Krok retired. Bob had done an excellent job for NIBCO for 16 years in many executive positions. He most recently served as Vice President of Business Development. We all wish Bob well in his retirement.

In conclusion, despite the challenges of 2000, your company has performed well. Your investment in NIBCO has more than doubled over the past four years. At the end of 1996 an investment of $130.37 in one share of NIBCO Class B common stock was worth $274.72 as of the end of 2000.

NIBCO has been and will be a leading edge manufacturing force in the flow control industry. We will drive the learning curve in manufacturing. In the year 2000, NIBCO added another strength to the arsenal--a leading edge sales and marketing power with all the up-to-the-minute technology that electronic commerce has to offer. We celebrate our strong manufacturing heritage while embracing our future as a sales and marketing leader in electronic commerce as well.

                           Sincerely,

                           /s/ Rex Martin

                           Rex Martin
                           Chairman, President & Chief Executive Officer

Management's Discussion and Analysis


Sales of fittings and valves, the two principal classes of products, and other products during the last five years have been:

(Dollars in millions)      2000     1999    1998     1997     1996
                           ----     ----    ----     ----     ----
Fittings                   $278     $257    $255     $274     $274
Valves                      151      152     144      145      155
Other                       $11      $10     $18      $35      $32


The transition from 1999 to 2000 is explained below.

Results of Operations

Overall consolidated sales volume for 2000 increased by $21 million over 1999 sales.

Consolidated fitting sales were $278 million in 2000 compared to $257 million in 1999. The $21 million increase occurred in both metal and plastic fittings, and was due to sales pricing designed to recover costs of raw material increases. Consolidated sales volume of valves and other products were basically unchanged from 1999.

Cost of goods sold totaled $362.1 million in 2000 and was up $29.6 million from 1999. The increase in cost of goods sold was directly attributable to increased material costs. Higher petroleum prices caused increases in all petroleum-based plastic resins used in the manufacture of plastic fittings. Copper raw material costs, on average, were higher in 2000 than in 1999. Copper inventories reached the lowest reported levels since 1998 during the fourth quarter of 2000. As a result of lower inventory levels, the cost of copper materials used in the manufacture of fittings and valves have increased.

Selling, general and administrative expenses were $53 million in 2000. Most of the $1 million increase over 1999 was the result of certain employee tax benefits provided under the Company's stock option program.

Net interest expense increased by $3.5 million in 2000 as the Company's use of short-term borrowings increased and interest income decreased $1.8 million from 1999.

Pre-tax income for 2000 was $21.4 million, which represented a decrease of $13.4 million from 1999. The Company provided $7.4 million for income taxes in 2000 which was a decrease of $4.6 million relative to the prior year. The 2000 effective tax rate of 34.7% was approximately the same as the prior year.

Capital investments for 2000 were $15.7 million compared to $17.3 million in 1999. The investments in production facilities were made mainly to improve yields and provide capacity to meet the demand for the Company's metal product lines.


Financial Position -- Liquidity and Capital Resources

The Company's cash and cash equivalents decreased by $11.9 million to $6.3 million at the end of 2000. Major components of the change involved $30.8 million cash provided by operations, $14.7 million cash used for investing activities and $27.9 million cash used for financing activities.

The Company repurchased $15.5 million of outstanding common stock in 2000 compared to $93.1 million in 1999. Approximately $80 million of the 1999 repurchase was associated with a redemption agreement with three major shareholders. All of the repurchased common shares in 2000 were repurchased under the put and call provisions as amended in December 1999.

The ratio of current assets to current liabilities increased to 1.5:1 at December 31, 2000 from 1.4:1 in 1999. Current assets decreased by $7.7 million. Cash and cash equivalents decreased by $11.9 million to $6.3 million. The change resulted from the use of cash to satisfy current maturities of long-term debt and to fund $15.7 million of capital expenditures. As a result of reduced inventory stocking requirements associated with the planned closure of the Company's Dallas, Texas distribution center in September 2000, total inventories at December 31, 2000 decreased $6.2 million from 1999 levels. Accounts receivable increased by $10.8 million to $69.2 million at year end 2000 due to increased sales levels and a decrease in the receivables collection rate during December of 2000. The current portion of accounts receivable averaged 93% for the full year and an analysis of accounts does not indicate any additional risk in the Company's accounts receivable. Current liabilities decreased by $9.9 million resulting principally from scheduled repayments of long-term debt.

Inventory turns increased to 6.8 in 2000 compared to 5.1 in 1999, as a result of planned inventory level reductions.

The 2000 liability to equity ratio was 1.2:1 compared to 1.3:1 in 1999. The ratio decreased due to the $10 million repayment of a 5.82% term note that matured in November 2000. The Company has debt agreements that require compliance with certain financial ratios and all compliance requirements were met during 2000. Based upon future financial forecasts, the Company expects that all financial compliance requirements will also be met in 2001.

The Company has unused short-term credit lines of $68 million available to meet seasonal working capital needs. Considering the current forecast, funds generated from operations and funds available from unused credit lines will be sufficient to provide for the Company's operating and capital needs for 2001.

Inflation

The impact of inflation on the Company's results for 2000, 1999 and 1998 was not material.

Consolidated Statements of Income
In thousands except per share amounts

                                                              Years ended December 31,
                                                              ------------------------
                                                      2000              1999             1998
                                                      ----              ----             ----

NET SALES                                          $440,072          $419,185         $417,227
                                                   --------          --------         --------
Cost of goods sold                                  362,053           332,459          334,516
Selling, general and administrative expenses         52,668            51,628           53,321
                                                   --------          --------         --------
Total operating expenses                            414,721           384,087          387,837
                                                   --------          --------         --------
Operating income                                     25,351            35,098           29,390
Interest income                                         817             2,642            1,287
Interest expense                                     (5,492)           (3,847)          (3,649)
Other income (expense), net                             711               873             (192)
                                                   --------          --------         --------
Income before income taxes                           21,387            34,766           26,836
Income taxes                                          7,419            12,032            8,716
                                                   --------          --------         --------
NET INCOME                                          $13,968           $22,734          $18,120
                                                    =======           =======          =======
Basic earnings per Class B share                     $15.82            $19.28           $14.73
                                                    =======           =======          =======
Diluted earnings per Class B share                   $15.24            $19.04           $14.50
                                                    =======           =======          =======
Cash dividends per Class B share
  (Class A = 20 X Class B amount)                     $1.68             $1.68            $1.68
                                                    =======           =======          =======

(See accompanying notes to consolidated financial statements)

Consolidated Balance Sheets
In thousands except per share amounts

                                                              December 31,
                                                              ------------
CURRENT ASSETS:                                        2000             1999
                                                     --------         --------
 Cash and cash equivalents                           $  6,312         $ 18,170
 Accounts receivable                                   69,220           58,456
 Inventories:
   Raw material                                         3,440            3,146
   Work in process                                     13,497           13,829
   Finished goods                                      33,089           39,264
                                                     --------         --------
     Total inventories                                 50,026           56,239
 Deferred income taxes                                  4,636            4,855
 Other current assets                                   1,382            1,575
                                                     --------         --------
     Total current assets                             131,576          139,295

OTHER ASSETS                                           13,389           11,615

PROPERTIES AND EQUIPMENT, at cost:
 Land                                                   1,728            2,046
 Buildings                                             44,888           44,258
 Machinery and equipment                              299,602          287,636
                                                     --------         --------
                                                      346,218          333,940
 Less-- Accumulated depreciation                      234,018          218,103
                                                     --------         --------
 Net properties and equipment                         112,200          115,837
                                                     --------         --------
     Total assets                                    $257,165         $266,747
                                                     ========         ========

CURRENT LIABILITIES:
   Short-term borrowings                             $ 20,000         $ 25,000
   Current maturities of long-term debt                 3,625           13,000
   Accounts payable                                    24,963           13,812
   Accrued wages and benefits                          15,494           22,576
   Other accrued expenses                              23,425           21,240
   Income and other taxes                               1,537            3,344
                                                     --------         --------
     Total current liabilities                         89,044           98,972

LONG-TERM DEBT                                         32,802           35,580

DEFERRED INCOME TAXES                                  16,026           16,143

COMMITMENTS AND CONTINGENCIES (Note 9)

SHAREHOLDERS' EQUITY:
 Class A common stock (voting)--
   $20 par value; 200 shares
   authorized, 25 shares issued                           500              500
 Class B common stock (non-voting)--
   $1 par value; 4,000 shares
   authorized, 1,337  shares issued                     1,337            1,337
 Additional paid-in capital                            11,661            8,801
 Accumulated translation adjustment                      (536)            (533)
 Retained earnings                                    265,974          253,483
                                                     --------         --------
                                                      278,937          263,588
 Less-- Cost of treasury shares                       159,643          147,536
                                                     --------         --------
   Total shareholders' equity                         119,293          116,052
     Total liabilities and shareholders' equity      $257,165         $266,747
                                                     ========         ========
BOOK VALUE PER CLASS B SHARE
   (Class A = 20 X Class B value)                    $ 138.74         $ 132.07
                                                     ========         ========
EQUIVALENT TOTAL SHARES OUTSTANDING                       860              879
                                                     ========         ========

(See accompanying notes to consolidated financial statements)

Consolidated Statements of Shareholders' Equity
 Dollars in thousands except per share amounts


                                      Class A    Class B    Additional   Accumulated                                      Total
                                      Common     Common      Paid-in     Translation   Retained     Treasury Stock     Shareholders'
                                       Stock      Stock      Capital      Adjustment   Earnings    Shares      Amount     Equity

Balance at January 1, 1998             $500      $1,337      $7,837        ($173)      $216,569    575,501   ($47,956)   $178,114

Net income                                                                               18,120                            18,120
Change in accumulated
  translation adjustment                                                     (81)                                             (81)
Total comprehensive income                                                                                                 18,039
Cash dividends ($1.68 per share)                                                         (2,055)                           (2,055)
Puts, purchases and sales of
  treasury stock                                                 11                                 75,548    (10,790)    (10,779)
Stock options exercised                                         (10)                               (24,620)    2,105        2,095
Tax benefit from
  exercise of stock options                                     504                                                           504
                                      ----------------------------------------------------------------------------------------------




Balance at December 31, 1998            500       1,337       8,342         (254)       232,634    626,429    (56,641)    185,918
Net income                                                                               22,734                            22,734
Change in accumulated
  translation adjustment                                                    (279)                                            (279)
    Total comprehensive income                                                                                             22,455
Cash dividends ($1.68 per share)                                                         (1,885)                           (1,885)
Puts and purchases of
   treasury stock                                                                                  355,314    (93,080)    (93,080)
Stock options exercised                                         (42)                               (23,430)     2,185       2,143
Tax benefit from
   exercise of stock options                                    501                                                           501
                                      ----------------------------------------------------------------------------------------------



Balance at December 31, 1999            500       1,337       8,801         (533)       253,483    958,313   (147,536)    116,052

Net income                                                                              13,968                             13,968
Change in accumulated
  translation adjustment                                                      (3)                                               (3)
                                                                                                                              -----
Total comprehensive income                                                                                                 13,965
Cash dividends ($1.68 per share)                                                         (1,477)                           (1,477)
Puts, purchases and sales of
  treasury stock                                              2,480                                 56,394    (17,946)    (15,466)
Stock options exercised                                      (1,628)                               (37,565)     5,839       4,211
Tax benefit from
  exercise of stock options                                   2,008                                                         2,008
                                      ----------------------------------------------------------------------------------------------
Balance at December 31, 2000           $500      $1,337     $11,661        ($536)      $265,974    977,142  ($159,643)   $119,293
                                      ==============================================================================================

(See accompanying notes to consolidated financial statements.)

Consolidated Statements of Cash Flows
 Dollars in thousands

                                                                       Years ended December 31,
                                                                       ------------------------
                                                                   2000         1999         1998
                                                                 -------      -------      -------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                     $13,968      $22,734      $18,120
  Adjustments to reconcile net income to
    net cash from operating activities:
      Depreciation                                                18,356       18,324       18,361
      Amortization of intangibles                                     59          134           92
                                                                 -------      -------      -------
      Loss on write-down of equipment                                 --           --        1,957
      (Gain) loss on sale of properties and equipment                  3          (12)        (476)
                                                                 -------      -------      -------
      Gain on sale of businesses                                      --       (1,666)          --
      Deferred income taxes                                          102        2,647        3,596
      Increase in other assets                                    (1,834)      (2,603)        (937)
      Change in current assets and liabilities,
        net of effects of acquisitions and dispositions:
          Accounts receivable                                    (10,765)      (5,513)      (2,240)
          Refundable income taxes                                     --           --        2,291
          Inventories                                              6,213       17,021        4,146
          Other current assets                                       192           65         (862)
          Accounts payable                                        11,162          590        2,259
          Accrued liabilities                                     (6,696)      10,890       (5,720)
                                                                 -------      -------      -------
      Net cash from operating activities                          30,760       62,611       40,587
                                                                 -------      -------      -------

CASH FLOWS FROM INVESTING ACTIVITIES:

  Proceeds from sale of properties and equipment                     998        2,091        1,258
  Capital expenditures                                           (15,738)     (17,294)     (11,078)
  Proceeds from sale of businesses                                    --        2,986           --
  Acquisition of business                                             --           --         (439)
                                                                 -------      -------      -------
      Net cash used in investing activities                      (14,740)     (12,217)     (10,259)
                                                                 -------      -------      -------

CASH FLOWS FROM FINANCING ACTIVITIES:

  Proceeds from advances under lines of credit                   132,661       25,000       53,532
  Payments of advances under lines of credit                    (137,661)        (177)     (53,355)
  Proceeds from issuance of long-term debt                           847        1,572       15,000
  Payments of long-term debt                                     (13,000)      (1,429)      (1,589)
  Acquisitions of treasury shares, net                           (15,466)     (93,080)     (10,779)
  Proceeds from exercise of Class B stock options                  4,211        2,143        2,095
  Tax benefit from exercise of stock options                       2,008          501          504
  Cash dividends paid                                             (1,485)      (2,025)      (2,076)
                                                                 -------      -------      -------
      Net cash from (used in) financing activities               (27,885)     (67,495)       3,332
                                                                 -------      -------      -------
  Effect of exchange rate changes on cash                              7         (103)         (52)
                                                                 -------      -------      -------
      Increase (decrease) in cash and cash equivalents           (11,858)     (17,204)      33,608
  Cash and cash equivalents, beginning of year                    18,170       35,374        1,766
                                                                 -------      -------      -------
  Cash and cash equivalents, end of year                           6,312      $18,170      $35,374
                                                                 =======      =======      =======

(See accompanying notes to consolidated financial statements)

Notes to Consolidated Financial Statements

NOTE 1-- ACCOUNTING POLICIES:

Basis of consolidation -- The consolidated financial statements include the accounts of NIBCO INC. and its majority-owned subsidiaries (the "Company").

Cash equivalents -- For purposes of the consolidated statements of cash flows, cash and cash equivalents include a tax-free money market account, commercial paper and other highly liquid investments with original maturities of three months or less.

Inventory valuation -- Inventories are stated at the lower of cost or market, with cost determined principally by the LIFO method. The excess of replacement cost of inventories over LIFO cost was approximately $29.5 million and $ 26.9 million at December 31, 2000 and 1999, respectively. A liquidation of LIFO inventories during 2000 had the effect of reducing cost of goods sold by approximately $1.9 million and increasing net income by approximately $1.2 million.

Depreciation -- Depreciation is calculated on the cost of assets over their estimated useful lives. For financial reporting purposes, depreciation is generally provided by the straight-line method, while accelerated methods are used for income tax purposes.

Research and development -- Research and development costs are charged to expense as incurred and amounted to approximately $3.5 million, $3.2 million and $3.9 million in 2000, 1999 and 1998, respectively.

Fair value of financial instruments -- The following methods and assumptions were used by the Company in estimating fair value of the following financial instruments as of December 31, 2000 and 1999:

-Cash and cash equivalents, accounts receivable, accounts payable -- The carrying amounts reported in the consolidated balance sheets approximate their fair values because of the short-term maturities of those instruments.

-Short-term   borrowings  --  The  carrying  amounts  of  short-term  borrowings approximate their fair values because of their variable rates, which approximate current market rates.

-Long-term debt -- The carrying amounts of long-term debt approximate their fair values based on the Company's estimated incremental borrowing rates for similar types of borrowing arrangements.

Use of estimates in the preparation of the financial statements -- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Supplemental cash flow information -- Supplemental disclosures of cash flow information for the years ended December 31, 2000, 1999 and 1998 are as follows (Dollars in thousands):


   Cash paid during the year for:              2000        1999        1998
                                               ----        ----        ----
            Interest                          $5,420      $3,856      $3,307
            Income taxes                       8,522       7,847       3,661
   Noncash investing activity:
            Notes received in connection
            with sale of businesses               --      $1,113      $   --

NOTE 2-- EMPLOYEE BENEFITS:

The Company has profit sharing plans covering substantially all employees. Costs under these plans were $2.8 million in 2000, $4.5 million in 1999 and $3.2 million in 1998. Under the provisions of the profit sharing plans, the Company has no liability beyond amounts contributed to trusts and has no right to or interest in trust assets.

One of the plans includes a 401(k) feature which covers substantially all employees. Employees participating in the plan may contribute up to 15% of their annual compensation, subject to statutory limitations. The Company matches a percentage of participant contributions (45% of each percentage contributed up to four percent, 100% of the fifth percentage and 50% of the sixth percentage) which is fully vested. Company matching contributions amounted to $2.1 million, $1.9 million and $2.1 million for the years 2000, 1999 and 1998, respectively.

NOTE 3 -- Nature of Operations AND CONCENTRATION OF CREDIT RISK:

The Company manufactures and distributes a full line of flow-control products and systems, including metal and plastic pipe fittings, valves and related products for applications in the residential, commercial, industrial and irrigation markets. Operations are comprised of 11 manufacturing facilities, four distribution centers and four sales and marketing offices located worldwide.

Concentration of credit risk is limited due to the large number of customers and their dispersion among many different industries and geographic regions. The Company's largest customer accounted for approximately 14% of net sales in 2000, 13% in 1999 and 12% in 1998. The Company performs an ongoing credit evaluation of its customers' financial condition, and credit is extended to customers on an unsecured basis. Future credit losses are provided for currently through the allowance for doubtful accounts and actual credit losses are charged to the allowance when incurred. The allowance for doubtful accounts at December 31, 2000 and 1999 aggregated $ .2 million and $ .2 million, respectively.

U.S. export sales were approximately 7% of consolidated net sales in 2000, 1999 and 1998.

NOTE 4-- INCOME TAXES:

Deferred income taxes are provided for differences between the tax bases of assets and liabilities and their financial reporting amounts using the liability method. The components of the income tax provisions are as follows:

                                  2000             1999              1998
                                 ------           -------           ------

Dollars in thousands:

Current:
         Federal                 $7,028           $ 8,367           $4,529
         State                        2               694              149
         Foreign                    287               324              442
                                 ------           -------           ------
                                  7,317             9,385            5,120
                                 ------           -------           ------
Deferred:
         Federal                     87             2,402            3,566
         State                       15               245               30
                                 ------           -------           ------
                                    102             2,647            3,596
                                 ------           -------           ------
         Total                   $7,419           $12,032           $8,716
                                 ======           =======           ======

Research and foreign tax credits are reflected as a reduction of the current income tax provision in the year in which the credits are allowed for tax purposes. Income before income taxes attributable to non-U.S. sources, in thousands, was $1,055, $1,154 and $552 for 2000, 1999 and 1998, respectively.

The following is a reconciliation of the statutory federal income tax provision based on the U.S. statutory rate of 35% to the actual income tax provision:

                                           2000           1999            1998
                                          ------        -------         -------
Dollars in thousands:

Income tax provision at the U.S.
  statutory rate                          $7,485        $12,168         $9,393
State income taxes,
  net of federal benefit                      11            610            116
Other, net                                   (77)          (746)          (793)
                                          ------        -------         -------
  Actual income tax provision             $7,419        $12,032         $8,716
                                          ======        =======         ======


NOTE 4-- Income Taxes: (concluded)

The components of the net deferred tax asset and the net deferred tax liability as of December 31, 2000 and 1999 were as follows:


                                                       2000             1999
                                                     --------        --------

Dollars in thousands:

Current deferred tax asset (liability):
  Accounts receivable                                ($   237)      ($   575)
  Inventories                                             948          1,179
  Accrued liabilities                                   3,691          4,074
  Other                                                   234            177
                                                      -------        --------
     Deferred tax asset                               $ 4,636        $ 4,855
                                                      =======        ========
Long-term deferred tax liability:
  Depreciation                                        $14,511        $14,304
  Other                                                 1,515          1,839
                                                     --------        --------
     Deferred tax liability                           $16,026        $16,143
                                                      =======        ========


NOTE 5 -- Acquisition and dispositions:

On October 6, 1999, the Company sold its refrigeration ball valve business to ALCO Controls for cash and a note receivable totalling approximately $1.4 million, which approximated carrying value.

On August 13, 1999, the Company sold its Fresno, California manufacturing facility to R.M. Wade & Co. for approximately $2.1 million, consisting of cash and a note receivable. The Company realized a gain of $1.6 million on the sale.

On January 8, 1999, the Company sold its Louisville, Kentucky property for a total sales price of $600 thousand, consisting of cash and a note receivable. The Company realized a gain of $111 thousand on the sale.

On July 8, 1998, the Company acquired its remaining 25% interest in NIBCO Pacific, Hong Kong from its minority shareholder for cash of $439 thousand. The excess of the purchase price over the fair value of the net assets acquired, which aggregated $306 thousand, is being amortized on the straight-line basis over 15 years.

NOTE 6-- SHORT-TERM BORROWINGS:

The Company has a revolving credit facility with BANK ONE, Indiana, N.A. and two other banks expiring January 28, 2003. The revolving credit facility provides for aggregate unsecured borrowings of $75 million including available letters of credit up to $15 million and a cash management line of credit of $5 million. The credit agreement requires minimum advances under both the revolving credit facility and the cash management line of credit plus a commitment fee ranging from 17.5 to 27 basis points on the unused available credit. Interest on outstanding advances is payable monthly at, depending on the pricing option selected by the Company, either the "alternate base rate" (greater of BANK ONE's prime rate or the federal funds effective rate plus 50 basis points) or the adjusted LIBOR rate plus 50 to 100 basis points dependent upon the Company's ratio of debt to tangible capitalization. At December 31, 2000, the Company has outstanding borrowings of $20 million under this credit facility ($25 million at December 31, 1999). The credit agreement contains, among other provisions, certain restrictive covenants including limits on disposals of assets, operating leases, mergers and consolidations, transfer of ownership, maintenance of a minimum level of adjusted net worth and compliance with certain prescribed financial ratios.

At December 31, 2000, the Company also has an unsecured line of credit of $10 million with Bank of America, N.A. which expires October 31, 2001. Interest on outstanding advances is payable monthly at, depending on the pricing option selected by the Company, either a fixed rate of up to $5.0 million on borrowings or the adjusted LIBOR rate plus 75 basis points. At December 31, 2000, there were no outstanding borrowings under this line of credit.

At December 31, 2000, the Company also has an unsecured line of credit of $3 million ($3 million at December 31, 1999) with The First National Bank of
Chicago-Hong Kong, which expires September 30, 2001. Interest on outstanding advances under this line of credit is payable monthly at a rate based on the denomination and amount of the advance. (US$ denominated borrowings accrue interest at a rate of .75% above LIBOR, HK$ denominated borrowings in excess of HK$800 thousand accrue interest at a rate of .75% above the Hong Kong Interbank Offer Rate and HK$ denominated borrowings of less than HK$800 thousand accrue interest at the Hong Kong Prime Rate.) At December 31, 2000 and 1999, there were no outstanding borrowings under this line of credit.

NOTE 7-- LONG-TERM DEBT:

                                                                                        December 31,
                                                                                        ------------
Dollars in thousands:                                                             2000             1999
                                                                                --------         --------
7.02% Series B senior notes, payable $1,429 annually through 2002               $  2,857         $  4,286
7.33% Series C senior notes, payable $3,200 annually commencing
   in 2003 and continuing through 2007                                            16,000           16,000
6.43% Series D senior notes, payable $2,143 annually commencing
   in 2002 and continuing through 2008                                            15,000           15,000
Subordinated debentures, fixed and variable rates indexed to average yields on U.S. Treasury notes and bonds, with maturities
   in varying amounts through 2002                                                 1,723            1,723
Promissory note, interest payable at the Warsaw Interbank Offer Rate
   plus 0.6%, matures March 2001                                                     847               --
Promissory note, interest payable at the Warsaw Interbank Offer Rate
   plus 1.5%, matured March 2000                                                      --              846
Promissory note, interest payable at the Warsaw Interbank Offer Rate
   plus 0.6%, matured November 2000                                                   --              725
5.82% term note, interest payable quarterly, repaid November 2000                     --           10,000
                                                                                --------         --------
                                                                                  36,427           48,580
Less-- Current maturities                                                          3,625           13,000
                                                                                --------         --------
         Long-term debt                                                         $ 32,802          $35,580
                                                                                ========          ========


The approximate aggregate annual maturities of long-term debt for each of the next five years are as follows: (In thousands) 2001-$3,625, 2002-$3,945, 2003-$5,343, 2004-$5,343 and 2005 - $5,343.

NOTE 8 -- Equity Matters:

Earnings Per Share

Basic earnings per share is computed by dividing net income by the weighted average number of shares of common stock outstanding which were as follows (in thousands): 2000 - 883, 1999 - 1,179 and 1998 - 1,230. Diluted earnings per share is computed by dividing net income by the weighted average number of shares of common stock outstanding plus the dilutive effect of outstanding stock options. The weighted average number of common shares, increased for the dilutive effect of stock options, used in the computation of diluted earnings per share were as follows (in thousands): 2000 - 916, 1999 - 1,194 and 1998 - 1,249.

Stock Options

The Company's stock option plan provides for the granting to eligible key employees of options to purchase up to a total of 360,000 shares of Class B common shares. Options granted under the plan in 1999 and subsequent years are exercisable by the grantee within a period of ten years from the date such options are granted. Options granted under the plan prior to 1999 are exercisable by the grantee within a period of five years from the date such options were granted. No options may be exercised during the first year following grant and are exercisable thereafter at a cumulative rate of 20% per year through the fourth year following the date of grant with the remaining unexercised options exercisable during the fifth year following grant. The option price is an amount per share of not less than "appraised price" (See Other Equity Matters) per share on the date of grant for options granted in 1999 and subsequent years and not less than "book price" per share on the date of grant for those options granted prior to 1999.

The following is a summary of the activity with respect to the Company's stock option plan for the years ended December 31, 1998, 1999 and 2000:


                                                                  Weighted-
                                           Number of               Average
                                             Shares              Exercise Price
                                           ---------             --------------

Outstanding, January 1, 1998                144,240               $ 110.73
   Granted                                   38,600                 141.19
   Canceled                                  (7,960)                122.90
   Exercised                                (24,620)                 85.05
                                           ---------
Outstanding, December 31, 1998
 (54,530 shares exercisable)                150,260                 122.05
   Granted                                   44,650                 243.00
   Canceled                                  (1,280)                133.73
   Exercised                                (23,430)                 91.49
                                           ---------
Outstanding, December 31, 1999
 (62,620 shares exercisable)                170,200                 157.90
   Granted                                   27,727                 263.48
   Canceled                                  (7,156)                200.21
   Exercised                                (37,565)                112.12
                                           ---------
Outstanding, December 31, 2000
 (59,737 shares exercisable)                153,206               $ 186.26
                                           =========



NOTE 8-- Equity Matters: (continued)

The following table summarizes information about stock options outstanding at December 31, 2000:



                                   Options  Outstanding                    Options  Exercisable
                                   --------------------                    --------------------

                                         Weighted-
                                          Average        Weighted-                       Weighted-
Range of                 Number          Remaining        Average         Number          Average
Exercise              Outstanding       Contractual      Exercise      Exercisable       Exercise
 Prices               at 12/31/00       Life (Years)       Price       at 12/31/00         Price
--------              -----------       ------------     ---------     -----------       ---------

$121.44 to $137.62      51,620             0.779         $129.52         38,160          $127.87
$137.63 to $141.19      33,065             2.333         $141.19         13,055          $141.19
$141.20 to $243.00      42,605             8.833         $243.00          8,522          $243.00
$243.01 to $263.48      25,916             9.333         $263.48             --               --


Pro forma net income and earnings per Class B share, reported as if compensation expense had been recognized under the fair value provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," for the Company's stock option plans, were as follows for the years ended December 31:


                                                              2000         1999          1998
                                                              ----         ----          ----
                                                        (In thousands, except per share amounts)

         Pro forma net income                             $ 13,210     $  22,207       $ 17,811
         Pro forma earnings per Class B share:
            Basic                                         $  14.96     $   18.83       $  14.48
            Diluted                                       $  14.42     $   18.60       $  14.26

The significant assumptions used in the calculation of the minimum value of the Company's stock options were as follows:

   Risk-free interest rate 5.64-6.54%      Expected forfeiture rate    15-20%

   Expected life            4-8 years      Expected dividend rate        1.2%


Treasury Stock

Treasury shares consisted of 21,308 Class A shares (426,160 equivalent Class B shares) and 550,982 Class B shares as of December 31, 2000.

Treasury shares consisted of 21,308 Class A shares (426,160 equivalent Class B shares) and 532,153 Class B shares as of December 31, 1999.

In December 1999, the Company redeemed 10,775 shares of Class A common stock (215,500 equivalent Class B shares) and an aggregate of 75,778 shares of Class B common stock from certain members of the Martin family for a cash purchase price totaling $79.6 million.

Notes to Consolidated Financial Statements (concluded)


NOTE 8 -- Equity Matters (concluded):

Other Equity Matters

On December 1, 1999, the Company's shareholders adopted an amendment to the Company's Articles of Incorporation related to the method of determining the price at which the Company is obligated to purchase shares of its Class B common stock. The amendment replaced the previous "book price" with an "appraised price" for purchases of the Company's Class B common stock. Appraised price is equal to the fair market value of a share of Class B common stock as determined by independent appraisal every six months commencing March 2000 (effective every March 1 and September 1 thereafter). For the period September 1, 2000 through February 28, 2001, based on an independent appraisal, the appraised price per share of NIBCO Class B common stock is $274.72. ($243.00 per share for the period December 3, 1999 through February 29, 2000 and $263.48 per share for the period March 1, 2000 through August 31, 2000.) Prior to December 1999, purchases of the Company's Class B common stock were made at "book price" which was equal to the book value per share of Class B common stock as of the end of the second preceding quarterly accounting period.

The amendment also modified certain provisions with respect to the Company's obligation to purchase Class B common stock from its shareholders under a ten percent (10%) annual limitation on the number of Class B common shares the Company is obligated to purchase during the period beginning March 1 and ending February 28 or 29 of the year thereafter ("Tender Year"). The amendment provides an orderly method for the purchase of Class B common stock by the Company which includes two "determination periods" each Tender Year in which shareholders can tender their shares to the Company and the Company will purchase all or a portion of those shares subject to the ten percent (10%) annual limitation.

NOTE 9-- COMMITMENTS AND CONTINGENCIES:

Leases for certain real property and office and delivery equipment are accounted for as operating leases and have future minimum annual rental commitments aggregating $21.8 million as of December 31, 2000 which are payable as follows (in millions): 2001 - $7.3, 2002 - $6.2, 2003 - $5.1, 2004 - $2.1 and 2005 -
$1.1.

Rental expense was $8.6 million in 2000, $8.5 million in 1999 and $8.1 million in 1998.

The Company's current operating environment subjects its manufacturing operations to various environmental laws and regulations for which noncompliance may require the Company to pay various fines and penalties or incur the costs of remedial actions. Based on currently available information, management believes they have made adequate provisions in the consolidated financial statements for costs of compliance with environmental laws and regulations.

In the event agreements with certain distributors are terminated, or the distributors default on certain bank loans, the Company has agreed to repurchase inventories of NIBCO products at distributor cost.

At December 31, 2000, the Company had various capital expenditure commitments of approximately $2.8 million.

Report of Independent Accountants

To the Board of Directors and Shareholders of NIBCO INC.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of NIBCO INC. and its subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


/s/ PricewaterhouseCoopers LLP
------------------------------
PricewaterhouseCoopers LLP


South Bend, Indiana
February 2, 2001

Five Year Review

(Dollars in thousands except per share amounts)


                                                                             Years ended December 31,
                                          ------------------------------------------------------------------------------
                                            2000              1999              1998             1997              1996
                                          --------          --------         --------         --------          --------
Net sales                                 $440,072          $419,185         $417,227         $454,410          $461,250
Cost of goods sold                         362,053           332,459          334,516          374,162           366,830
Interest expense                             5,492             3,847            3,649            2,400             2,344
Income taxes                                 7,419            12,032            8,716            4,848            10,699
Net income                                  13,968            22,734           18,120            8,016            18,076
Additions to plant and equipment            15,738            17,294           11,078           25,699            38,803
Depreciation                                18,356            18,324           18,361           18,310            17,170
Working capital                             42,532            40,323          120,132           87,652            94,478
Shareholders' equity                       119,293           116,052          185,918          178,114           178,763
Total assets                               257,165           266,747          299,297          278,394           289,573
Long-term debt                             $32,802           $35,580          $47,008          $33,437           $35,026
                                          --------          --------         --------         --------          --------
Number of employees                          3,263             3,292            3,494            3,453             3,518
                                          --------          --------         --------         --------          --------
Class B common stock per share amounts:
  Basic earnings                            $15.82            $19.28           $14.73            $6.22            $13.80
  Diluted earnings                           15.24             19.04            14.50             6.13             13.54
  Cash dividends declared                     1.68              1.68             1.68             1.64              1.52
  Book value                                138.74            132.07          $153.58          $141.19           $137.62
  Appraised value                          $274.72           $243.00              N/A              N/A               N/A


Notes:

     (A) Class A per share amounts are twenty times Class B per share amounts shown above.

     (B) The weighted average number of shares outstanding during the years, which is the basis of the computation of basic earnings per share, were 2000 - 883,000 shares, 1999 - 1,179,154 shares, 1998 - 1,229,710 shares, 1997 - 1,289,077 shares and 1996 - 1,310,104 shares.

     (C) The weighted average number of shares outstanding plus the dilutive effect of outstanding stock options during the years, which is the basis of the computation of diluted earnings per share, were 2000 - 916,313 shares, 1999 - 1,194,047 shares, 1998 - 1,249,240 shares, 1997
          - 1,307,264 shares and 1996 - 1,334,813 shares.

     (D) See Note 8 to the consolidated financial statements for a description of the book value and appraised value per share of Class B common stock.

Financial Highlights

(Dollars in millions except per share amounts)


         Operations                        2000          1999            1998
                                        ---------     ---------       ---------

Net Sales                               $  440.1      $  419.2        $  417.2
  Growth %                                     5%           .5%             -8%
Operating Income                        $   25.4      $   35.1        $   29.4
  Growth %                                   -28%           19%             90%
Net Income                              $     14      $   22.7        $   18.1
   Growth %                                  -38%           25%            126%

 Performance Ratios                        2000          1999            1998
                                        ---------     ---------       ---------

Gross Margin                                  18%          21%              20%
Selling, General and Administrative           12%          12%              13%
Return on Working Capital                     33%          56%              15%
Return on Assets                               5%           9%               6%
Earnings Per Class B Share              $  15.82      $  19.28        $  14.73

  Financial Condition                      2000          1999            1998
                                        ---------     ---------       ---------

Cash                                    $    6.3      $   18.2        $   35.4
Working Capital                             42.5          40.3           120.1
Net Properties                             112.2         115.8           120.3
Assets                                     257.2         266.7           299.3
Capital Expenditures                        15.7          17.3            11.1
Long-Term Debt                              32.8          35.6            47.0
Shareholders' Equity                    $  119.3        $116.1          $185.9

 Financial Ratios                          2000          1999            1998
                                        ---------     ---------       ---------

Return on Equity                              12%           15%             10%
Debt to Equity                               116%          130%             61%
Interest Coverage (Times)                    4.9            10             8.4
Book Value Per Class B Share            $ 138.74      $ 132.07         $153.58
   Growth %                                    5%          -14%              9%
Appraised Value Per Class B Share       $ 274.72      $ 243.00             N/A

NIBCO Global Facilities

[GRAPH OMITTED]


Directors

Howard L. Clark, Vice Chairman, Lehman Brothers

Reed Coleman, Chairman, Madison-Kipp Corporation

William M. Jordan, Former President and C.O.O., Flowserve Corporation

Alice A. Martin, President, Rex and Alice A. Martin Foundation

Lee Martin, Vice Chairman, NIBCO INC.

Rex Martin, Chairman, President and C.E.O., NIBCO INC.

Frank  K.  Reilly,  Bernard  J.  Hank  Professor  of  Business   Administration,
University of Notre Dame

Peter Stalker II, Retired Partner, Clark Hill, Attorneys


Officers

Rex Martin, Chairman, President and C.E.O.

Lee Martin, Vice Chairman

James F. Drexinger, Vice President - Sales and Marketing

Thomas L. Eisele, Vice President - General Counsel and Secretary

Joseph J. Gross, Vice President - Administration

David S. Hill, Vice President - Supply Chain

Steven E. Malm, Vice President - International

Dennis J. Parker, Vice President - Finance and Treasurer

Stock Price and Dividends

There is no active market in NIBCO common stock and the Company has no information with respect to the prices at which its stock may have been sold during the last two years other than in connection with purchase made at either "book price" or "appraised price" by the NIBCO INC. Profit Sharing and 401(k) Plan and by the Company pursuant to the put/call provision of Class B common stock. "Book price" is equal to the book value of a share of Class B common stock as of the end of the second preceding quarterly accounting period. "Appraised price" is equal to the fair market value of a share of Class B common stock as determined by independent appraisal.

Effective December 1, 1999, "appraised price" replaces historical "book price" as a means of valuing NIBCO Class B common stock.

Stock prices and dividends declared per Class B common share for each quarter during 2000 and 1999 were as follows:

                        Price per Share                  Dividends per share
                        ---------------                  -------------------

                        2000              1999           2000              1999
                        ----              ----           ----              ----

    Quarter ended -

    March               $263.48           $147.63        $.42              $.42

    June                 263.48            153.58         .42               .42

    September            274.72            154.87         .42               .42

    December            $274.72           $243.00*       $.42              $.42

    *First appraised price


Value of one share of NIBCO Class B common stock

End of the year            Dollars $
1996                       $130.37
1997                       $142.77
1998                       $144.91
1999                       $243.00
2000                       $274.72

[Graphics from back cover omitted.]